UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Replacement of candidate nominated by minority shareholders for Fiscal Council

—

Rio de Janeiro, April 03, 2023 – Petróleo Brasileiro S.A. - Petrobras, following up on the communication of 03/27/2023, informs that it received correspondence from minority shareholders holding preferred shares requesting the replacement of the candidate for the position of alternate member of the Fiscal Council (FC), whose election will take place at the Annual General Meeting of 2023. In place of Mrs. Rochana Grossi Freire, the minority shareholders holding preferred shares are nominating Mrs. Lucia Maria Guimarães Cavalcanti.

As such, the candidates are:

Candidates nominated by preferred minority shareholders
Name	Position
João Vicente Silva Machado	FC Member representing preferred minority shareholders (Main)
Lucia Maria Guimarães Cavalcanti	FC Member representing preferred minority shareholders (Alternate)

Respecting the terms of CVM Resolution 81/22, the candidates' names will be rectified in the Distance Voting Ballot.

This nomination will be submitted to the Company's internal governance procedures, observing the Policy for Nominating Senior Management Members, for the analysis of legal and management and integrity requirements and subsequent manifestation by the People Committee.

Below is the resume of the nominated candidate.

Lucia Maria Guimarães Cavalcanti. Mrs. Lucia Maria Guimarães Cavalcanti holds a degree in Business Administration (UFRJ) and Law (Faculdade Cândido Mendes) and an MBA in Finance (IBMEC). She is an Independent Board Member and Fiscal Councilor certified by the Brazilian Institute of Corporate Governance (IBGC). She has built her executive career in large companies in the industrial and service sectors in the management of finance and controls, managerial experience in multinational financial institutions (Bank of Montreal and ABN AMRO). She was Financial Director, from 2008 to 2016, managing the areas of controllership, treasury, labor relations and IT in companies from different segments, such as Supervia Concessionária de Transporte Ferroviário S / A; Apolo Tubos e Equipamentos S/A – metallurgical company of the Dexxos group, and also at NEOgas do Brasil S/A, supplier of natural gas from compression stations. She is currently a member of the Audit Committee at GetNinjas S/A, a member of the Fiscal Council of the Cancer Foundation and the Social Observatory of Brazil – SP. She is associated with Women Corporate Directors (WCD) and IBGC.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer